VIA EDGAR

December 3, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: First Business Financial Services, Inc.

Registration Statement on Form S-1

File No. 333-184690

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that between November 30, 2012 and the date hereof 2,155 copies of the Preliminary Prospectus, dated  November 30, 2012, were distributed as follows: 30 to institutional investors; and 2,125 to individuals.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m.  (Washington, D.C. time) on December 4, 2012 or as soon thereafter as practicable.

Very truly yours,

STIFEL, NICOLAUS & COMPANY, INCORPORATED

As Representative of the

Prospective Underwriters

By:	/s/ Justin Bowman

Name: Justin Bowman

Title: Managing Director